American Petroleum Group, Inc.

  CORPORATE OFFICE: 1400 N. Gannon Drive - 2nd Floor, Hoffman Estates, IL 60194
                    Phone: (847) 310-9416 Fax: (847) 310-1239



                                                                    June 2, 2006


Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

      Re:   American Petroleum Group, Inc.
            Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Filed April 1, 2005 Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 Filed November 21, 2005 Response Letter dated November 16, 2005 File No. 0-049950

Dear Ms. Davis:

      With respect to the conversation of this morning between yourself, Jennifer Goeken at your Office and our General Counsel, Michael S. Krome, Esq. regarding our response to your previous comment letter of December 20, 2005.

      As discussed, the Company is poised to respond to your comments and file amended filings shortly.

      We have been delayed due to various circumstances, including financial difficulties and various difficulties with respect to the preparation and filing of our annual report on Form 10-KSB for the fiscal year ended December 31, 2005. Some of the responses to your comments affected the filing being prepared, and some of the audit issues affected the responses to your comments.

      It is anticipated that the Independent Auditor will be completed with their audit on or aout June 9, 2006. We expect to file the Annual report on form 10-KSB for the fiscal year ended December 31, 2005 on or about June 12, 2006. At that time we expect to file our responses to your comments and amended filings.

      Please feel free to contact our General Counsel, at (631) 737-8381, or myself, if you have any questions.


                                        Very truly yours,


                                        /s/ James Carroll
                                        ----------------------------------------
                                        James Carroll
                                        Chief Accounting Officer